STATEMENT OF FINANCIAL CONDITION

Security Distributors, LLC
Year Ended December 31, 2019
SEC File Number 8-10781
With Report of Independent Registered Public Accounting Firm

Security Distributors, LLC

Statement of Financial Condition

Year Ended December 31, 2019

Contents


Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Security Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 1980, but we are unable to determine the specific year.

February 26, 2020

1

Security Distributors, LLC

Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash	$	32,557
Cash segregated in compliance with federal and other regulations		-
Redemptions receivable		11,356
Receivables from related parties		18,007
Other assets		4,615
Total assets	$	66,535

Liabilities and member's capital

Liabilities:		
Payable for purchases of retirement plan products	$	8,164
Payables to related parties		15,162
Accounts payable		507
Total liabilities		23,833
Member's capital:		
Contributed capital		22,033
Retained earnings		20,669
Total member's capital		42,702
Total liabilities and member's capital	$	66,535

See accompanying notes.

Security Distributors, LLC

Notes to Financial Statement
(In Thousands)

December 31, 2019

1. Nature of Business and Ownership

Security Distributors, LLC (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBLIC), which is a wholly owned subsidiary of SBL Holdings, Inc (SBLH). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and is a licensed insurance agent in all states except New York. The Company primarily distributes variable annuities sponsored by SBLIC and First Security Benefit Life Insurance and Annuity Company of New York (FSBL) a related party, mutual funds available through such annuities, and retirement plan products for which a related party, Security Financial Resources, Inc. (SFR), is record keeper and administrator.

As the single member of the Company, SBLIC (the Member) will from time to time contribute capital to the Company as it shall determine. The Company's profits and losses will be allocated to the Member. Distributions will be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into an agreement with Security Benefit Business Services, LLC (SBBS), a related party, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statement (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue represents reimbursements from affiliated entities for commissions paid primarily to third party broker-dealers and other commissions from non-affiliated entities related to sales of variable annuity and retirement plan mutual fund products and are recognized on the trade date. Other related party revenue primarily consists of support fees. Support fees from SFR are sales-based fees that are based on a contractual agreement as a percentage of retirement plan products sales.

Revenue Sharing

The Company enters into distribution and underwriting arrangements with various mutual fund companies. The Company primarily receives revenue sharing fees paid by the fund over time. The Company believes its performance obligation is the sale of securities to investors, as such this is fulfilled on the trade date. Amounts owed to the Company under the arrangements are primarily variable, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside of the Company's influence. Revenue sharing fees cannot be finalized until the market value of the fund and investor activity is known, which are usually at month end or quarter end.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions on products with contingent deferred sales charges, paid to broker/dealers in connection with the sale of certain retirement plan products. These deferred selling commissions are amortized straight line based on the revenue stream of contingent deferred sales charges and distribution fees. Deferred selling commissions are included within the other assets on the statement of financial condition.

Cash

Cash includes operating cash.

Notes to Financial Statement (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not have possession or control over customers' funds.

Redemptions Receivable/Payable for Purchases of Retirement Plan Products

Redemptions receivable are amounts related to participant redemptions, which have been initiated by participants but not yet received from fund companies. Participants are funded for any redemptions by SFR and the Company reimburses SFR on the date the trade is settled with the fund companies. A corresponding payable to SFR is included within Payable to related parties.

Payable for purchases of retirement plan products are amounts related to participant purchases, which have been initiated by participants but not yet paid to fund companies. Participants send cash to fund purchases and SFR applies cash to customer accounts. SFR then reimburses the Company on the date the trade is settled with the fund companies. A corresponding receivable from SFR is included within Receivable from related parties.

These balances are typically settled one day after receiving a participant's request.

Income Taxes

The Company is a disregarded entity under SBLIC for income tax purposes and is not subject to U.S. federal and state taxes. The Internal Revenue Service (IRS) is currently examining the Company's 2014 and 2015 federal tax returns. No adjustments have been proposed for this entity. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for those years before 2013. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for those years before 2014. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2019.

Notes to Financial Statement (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Planned Adoption of Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will become effective for the Company on January 1, 2020, with early adoption permitted in 2019. The Company does not expect any material effect on the Company's financial statements upon adoption.

Recently Adopted Accounting Pronouncement and Change in Accounting Principle

In February 2016, the FASB issued ASC Topic 842 Leases, which supersedes the lease accounting standard in ASC Topic 840. The standard became effective for the Company on January 1, 2019 and did not have a significant impact on the financial statements.

3. Other Assets

As of December 31, 2019, the balances that comprised the other assets are presented below:

Revenue sharing receivable	$	3,199
Deferred selling commissions, net of accumulated amortization of $1,787		1,358
Investment income receivable		43
Other receivables		15
	$	4,615

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2019:

Balance at beginning of year	$	1,563
Costs deferred during the year		368
Amortized to expense during the year		(573)
Balance at end of year	$	1,358

As of December 31, 2019, there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

On April 23, 2016, the Company entered into an intercompany promissory note due from Security Benefit Corporation (SBC), the parent company of SBLH, bearing interest at 6.5% per year. Both interest and principal are due on April 23, 2024.

As of December 31, 2019, the balances that comprised the receivables from related parties are presented below:

Note receivable from SBC	$	6,000
Receivable from SFR for purchases of retirement plan products		8,164
Receivable from SFR for support fees		2,400
Interest receivable from SBC on promissory note		1,439
Other receivables from other related parties		4
	$	18,007

As of December 31, 2019, the balances that comprised the payable to related parties are presented below:

Payable to SFR for redemptions of retirement plan products	$	11,356
Other payables to other related parties		3,806
	$	15,162

The Company distributes SBLIC and FSBL's variable annuity products and receives commission revenue from SBLIC and FSBL. The Company distributes SFR's retirement plan mutual fund products and receives compensation from SFR in the form of support fees.

5. Contingencies

The Company is not aware of any legal proceedings or other matters that may result in a loss contingency.

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

Notes to Financial Statement (continued)
(In Thousands)

6. Contingencies

The Company is not aware of any legal proceedings or other matters that may result in a loss contingency.

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to related parties, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2019, the Company had net capital of $28,244, which was $26,655 in excess of its required net capital of $1,589. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.84 to 1 at December 31, 2019.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statements.



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